UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

September 18, 2020

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Deborah O’Neal

Re:	Channel Short Duration Income Fund Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. O’Neal:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed July 31, 2020 for the purpose of making material changes to the Channel Short Duration Income Fund (the “Fund”).

(1)	Comment: In the Principal Investment Strategies, clarify for investors what the average duration of the Morningstar short-term bond category is.

Response: We have revised the first paragraph of the strategy as follows:

“The Fund invests primarily in a diversified portfolio of short-term, investment grade fixed income securities. The Fund may purchase intermediate and long-term bonds while maintaining an effective weighted average portfolio duration, under normal circumstances, of one to three and one-half years.”

(2)	Comment: The Principal Investment Strategies indicates that the Fund’s benchmark in the Bloomberg Barclays U.S. 1-5 Year Government/Credit Bond Index® and also says that the Fund may invest in securities of “varying maturities”. Please clarify what maturities the Fund typically invests in.

Response: We have modified the sentence that refers to “varying maturities” as follows:

“In addition to duration management, the Fund invests in securities of varying maturities, typically one to five years consistent with the Benchmark, depending on market conditions.”

(3)	Comment: In the Principal Investment Strategies, explain the difference between maturity and duration.

Response: We have modified the third paragraph of the Item 4 Principal Investment Strategies as indicated below and made similar changes to Item 9.

“The Adviser uses a proprietary process that combines economic momentum, inflationary expectations and technical factors to evaluate interest rate changes in order to manage the duration of the Fund’s portfolio in an effort to mitigate risk and maximize total return. The concept of duration is a measure of a security’s price sensitivity to changes in interest rates. Changes in interest rates could result in fluctuation of prices in fixed income securities. For example, if the Adviser’s interest rate forecast is positive, the Fund’s portfolio may be positioned longer in duration than its Benchmark Index. If the outlook is negative, the Adviser may position the Fund’s portfolio shorter than the Benchmark Index. Duration, generally, indicates the number of years over which the initial purchase price will be repaid based on its cash flow. In addition to duration management, the Fund invests in securities of varying maturities, typically one to five years consistent with the Benchmark, depending on market conditions. Maturity, unlike duration, indicates the number of years until the security will repay principal, if not sold early.”

(4)	Comment: Please explain in the response letter the anticipated types and percentages of investment in asset backed securities. If they are of a less liquid type, additional risk disclosure may be required.

Response: The Adviser has indicated that the Fund may be invested 10% or more in asset-backed securities as a group. The particular types and percentages of asset backed securities may change depending on market conditions but may include both government and non-government issues. The Adviser does not anticipate making investments that are illiquid at the time of purchase and remains focused on owning liquid investments. Asset-backed debt could exceed 10% if market prices, as determined by the Adviser, offer good relative value compared to other investment options.

(5)	Comment: Please include in High Yield Risk a statement that these investments are speculative in nature.

Response: We have added the following sentence to High Yield Risk:

“High yield bonds are considered to be speculative in nature with respect to an issuer’s ability to pay interest and principal.”

(6)	Comment: Include the performance bar chart in the response letter as it did not appear in the SEC’s copy of the EDGAR filing.

Response: The performance bar chart is below. If it is not visible in the SEC’s version of this response letter, it is visible in the public version of the July 31, 2020 post-effective amendment filing on EDGAR, for reference. We also offer to provide a copy via email.

(7)	Comment: Add a Sector Concentration Risk if the Fund is concentrated in any particular sector.

Response: The Fund’s portfolio holdings are monitored on a regular basis. If concentration in any sector reaches approximately 20%, we will add a concentration risk for that sector. Currently, the Item 9 Principal Risks include a financial services sector risk, which is the only sector in which the Fund is currently concentrated.

(8)	Comment: Specify the report to shareholders and period in which the management agreement approval will be included, as opposed to “next report”.

Response: We have modified the sentence as follows:

“A discussion of the factors that the Board considered in approving the Fund’s management agreement will be included in the Fund’s annual report to shareholders for the period ended September 30, 2020.”

If you have any additional comments, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:	Mr. David R. Carson, President, Unified Series Trust Ms. Cassandra W. Borchers, Esq., Thompson Hine LLP